

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 29, 2007

Mr. Lee G. Christianson
Chief Financial Officer
Pyramid Oil Company
2008 21st Street
Bakersfield, CA 93301

    Re: **Pyramid Oil Company**
       Form 10-KSB for the Fiscal Year Ended December 31, 2005
       Filed March 27, 2006
       File No. 0-5525

Dear Mr.Christianson:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Karl Hiller
          Branch Chief